Exhibit 99.2

Staysure Selects NiCE to Deliver Seamless Insurance Experiences for the
Modern Traveler with CXone Mpower

Staysure is enhancing customer journeys with NiCE’s AI platform to meet rising digital-first expectations and set new standards for service excellence in travel insurance across Europe

Hoboken, N.J., July 2, 2025 – NiCE (Nasdaq: NICE) today announced that Staysure, the UK’s leading travel insurance provider, is accelerating its mission to become Europe’s largest travel insurer by transforming its customer service operations with NiCE’s AI-driven platform, CXone Mpower. This deployment reinforces Staysure’s commitment to delivering seamless, personalized, and trustworthy digital travel insurance experiences. CXone Mpower was chosen through a competitive tender process for its ability to fast-track digital transformation and deliver a modern, AI-powered customer experience.

CXone Mpower enables Staysure to seamlessly integrate digital channels, including WhatsApp, SMS, and chat, alongside voice, delivering a truly fluid omnichannel experience that bridges online and offline interactions while elevating digital engagement. CXone Mpower’s Copilot and Expert capabilities will also provide real-time, AI-driven support to Staysure’s exceptional human service team, centralizing the organization’s knowledge base through CXone Mpower Expert and delivering intelligent guidance at every interaction with CXone Mpower Copilot. This unified, platform approach will help Staysure’s agents navigate the complexities of travel insurance, from diverse policies and healthcare nuances to individual customer needs. As a result, Staysure can accelerate agent training, reduce onboarding time, and consistently deliver higher-quality service through the power of AI and automation.

Commenting on the announcement Alistair Hadfield, COO, Staysure. “In today’s digital-first world, NiCE’s CXone Mpower platform provides the flexibility and scalability essential for fuelling our growth, while cultivating a culture of continuous improvement. Its advanced AI ensures we’re not just meeting today’s digital demands but are also prepared for the evolving needs of the travelers of tomorrow by providing true end-to-end automation.”

“CXone Mpower positions Staysure to scale efficiently and seize emerging opportunities within the European travel insurance market,” said Darren Rushworth, President, NiCE International. “By adopting NiCE’s AI platform for its customer service operations, Staysure is not only meeting the evolving demands of travelers today but can set new standards for service excellence in the future, leveraging cutting-edge capabilities. We also extend our gratitude to our partners at SVL, whose collaboration and expertise supported Staysure in progressing through the ambitious process.”

To further enhance service quality, Staysure is also leveraging NiCE’s AI-powered automation for Quality Management and sentiment analysis. By automatically reviewing 100% of customer interactions, Staysure gains critical insights into customer sentiment, call drivers, and service performance. This data-driven approach streamlines both compliance and complaints.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.